    Exhibit 99.1
News
Release
C$ unless otherwise stated                                                    TSX/NYSE/PSE: MFC    SEHK: 945
For Immediate Release
February 11, 2026
Manulife announces intention to launch Normal Course Issuer Bid
TORONTO – Manulife Financial Corporation (“Manulife”) announced today that, subject to the approval of the Toronto Stock Exchange (“TSX”), it intends to launch a Normal Course Issuer
Bid (“NCIB”) permitting the purchase for cancellation of up to 42 million of its common shares, representing approximately 2.5% of Manulife’s issued and outstanding common shares. The
Office of the Superintendent of Financial Institutions (Canada) has approved the NCIB. As at
January 31, 2026, Manulife had 1,676,743,043 common shares issued and outstanding.
Having an NCIB in place will provide Manulife with the flexibility to purchase common shares as part of its capital management strategy which is designed to maintain healthy regulatory capital ratios while balancing the objective of generating shareholder value.
Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock
Exchange, and alternative trading systems in Canada and the United States at market prices prevailing at the time of purchase or such other price as may be permitted. Manulife will file a notice of intention to make an NCIB with the TSX.  The bid period will commence after the TSX has accepted the notice of intention and continue for up to one year. All common shares acquired by Manulife under the NCIB will be cancelled. Purchases will be subject to compliance with applicable Canadian securities laws and United States federal securities laws.
In addition, Manulife may undertake purchases of its common shares outside of Canada and the
United States in compliance with applicable laws. Subject to regulatory approval, Manulife may also acquire common shares directly from other holders by way of private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Manulife may also enter into derivative-
based programs in support of its purchase activities, including the writing of put options and forward purchase agreements, accelerated share purchase transactions, other equity contracts or use other methods of acquiring shares, in each case subject to regulatory approval and on such terms and at such times as shall be permitted by applicable securities laws. The total number of common shares purchased under the NCIB and all other potential arrangements will not exceed 42 million common shares.
Subject to regulatory approval, Manulife intends from time to time to enter into pre-defined plans with a registered investment dealer to allow for the purchase of common shares at times when
Manulife ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans will be adopted in accordance with applicable Canadian securities laws and United States federal securities laws.
    Exhibit 99.1
Manulife’s most recent normal course issuer bid (the “2025 NCIB”) commenced on February 24,
2025, for the purchase of up to 51.5 million common shares, and expires on February 23, 2026.
Manulife completed the purchase of 51.5 million common shares for cancellation during the period from the commencement of its 2025 NCIB to January 22, 2026, at a volume weighted average purchase price per common share of $44.28. All purchases were made through the facilities of the TSX.
Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the "safe harbour"
provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation
Reform Act of 1995 with respect to possible future purchases by Manulife of its common shares.
Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual common share purchases to differ materially from expectations include but are not limited to the fact that the amount and timing of any future common share purchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under
LICAT capital standards), common share issuance requirements, applicable law and regulations
(including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations may be found in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof. We do not undertake to update any forward-looking statements, except as required by law.
About Manulife
Manulife Financial Corporation is a leading international financial services provider, helping our customers make their decisions easier and lives better. With our global headquarters in Toronto,
Canada, we operate as Manulife across Canada, Asia, and Europe, and primarily as John
Hancock in the United States, providing financial advice and insurance for individuals, groups and businesses. Through Manulife Wealth & Asset Management, we offer global investment, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2024, we had more than 37,000 employees, over 109,000 agents, and thousands of distribution partners, serving over 36 million customers. We trade as
‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong
Kong.  Not all offerings are available in all jurisdictions. For additional information, please visit
manulife.com.
    Exhibit 99.1

Media Relations:	Investor Relations:
Fiona McLean	Derek Theobalds
Manulife	Manulife
437-441-7491	416-254-1774
fiona_mclean@manulife.com	derek_theobalds@manulife.com